EXHIBIT 99.1

Parnell Pharmaceuticals Holdings Ltd Announces $20 Million Secured Term Loan Facility

OVERLAND PARK, Kan., Nov. 22, 2016 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (NASDAQ:PARN), a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, today announced that it has entered into a US$20 million, senior secured, non-dilutive, term loan agreement with SWK Holdings.  The Company intends to use the loan proceeds to repay the previously held $11 million term loan with MidCap Financial and to fund R&D programs, commercialization of its Companion Animal products in the US and general company purposes.

The loan was fully funded at closing and has a 48-month term, being interest-only for the first 24 months with interest payable quarterly in arrears. There are no warrants or equity instruments associated with the loan.

Parnell’s Chief Financial Officer, Brad McCarthy, said, “We are very pleased to once again enter into a debt facility with SWK Holdings having worked successfully with them previously.  As we have stated in previous public announcements, we believe debt financing is an effective, non-dilutive source of capital that supplements our increasing organic cash generation from rapidly growing revenues and judicious cost management.  We believe this debt facility provides sufficient additional working capital to enable Parnell to transition to expected profitability in 2017.”

Winston Black, CEO of SWK Holdings commented, “SWK is excited to continue our productive relationship with Parnell.  Our second financing demonstrates our confidence in management’s vision of building a best of breed veterinary health business. We are pleased to have the opportunity to continue to support the company and its multiple growth initiatives.”

About Parnell

Parnell (PARN) is a fully integrated, veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets six products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary digital technologies – FETCH™ and mySYNCH®. These innovative solutions are designed to enhance the quality of life and/or performance of animals and provide a differentiated value proposition to customers. Parnell also has a pipeline of 4 drug products covering valuable therapeutic areas in orthopedics, dermatology, nutraceuticals for companion animals as well as reproduction for cattle.

For more information on the company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on March 4, 2016, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: For more information, contact:

Parnell Pharmaceuticals Holdings
Robert Joseph, 913-274-2100
robert.joseph@parnell.com